EXHIBIT 99.1

News Release
For Immediate Release

Contacts:
Robert B. Wickham	Colin J. Chapin
President	Senior Vice President — Chief Financial Officer
(416) 682-8600	(416) 682-8600
(877) 239-7200	(877) 239-7200
Trizec Canada Reports Second Quarter 2006 Results
And Provides Transaction Update
All amounts in U.S. dollars
TORONTO, August 9, 2006 — Trizec Canada Inc. (TSX:TZC) today reported second quarter 2006 financial and operating results. The Company reported net income for the three months ended June 30, 2006 of US$12.8 million or US$0.21 per share, compared to net income of US$14.7 million or US$0.25 per share for the same period last year. For the six months ended June 30, 2006, the company reported net income of US$29.0 million or US$0.48 per share, compared to net income of US$23.6 million or US$0.39 per share for the same period last year.
     Trizec Canada’s net income for the second quarter ended June 30, 2006 reflects its approximate 38% interest in the net income of Trizec Properties, Inc. (NYSE:TRZ). The decrease in Trizec Canada’s net income for the second quarter of 2006 compared to the same period last year is primarily attributable to a decrease in Trizec Properties’ net income for the second quarter of 2006 partially offset by an increase in foreign exchange gains and interest and other income recognized by Trizec Canada for the same period. Trizec Properties’ net income for the six months ended June 30, 2006 reflects the impact of the recognition of a gain on sale of discontinued real estate during the first quarter of 2006.
     Consistent with one of the principal objectives of the May 2002 Plan of Arrangement of creating economic equivalence between a Trizec Properties and a Trizec Canada share, Trizec Canada has paid the same quarterly dividend to its shareholders as Trizec Properties has paid. Trizec Canada has completed the monetization of its various assets, other than its shares in Trizec Properties, resulting in the Company presently holding net other assets of $160.8 million.
     On June 5, 2006, Trizec Canada jointly announced with Trizec Properties that the companies had entered into a definitive merger and arrangement agreement with affiliates of Brookfield Properties Corporation pursuant to which Brookfield Properties will indirectly acquire both Trizec Canada and Trizec Properties. Brookfield Properties is joined in this acquisition by The Blackstone Group. Under the terms of the merger and arrangement agreement, Brookfield Properties (through its affiliates) will indirectly acquire all outstanding shares of common stock of Trizec Properties that are

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not owned by Trizec Canada for US$29.01 per share in cash and Trizec Canada shareholders will dispose of their subordinate voting shares and multiple voting shares to Trizec Canada or an affiliate of Brookfield Properties for cash consideration equal to US$30.97 plus an amount in respect of quarterly dividends. The additional US$1.96 cash consideration reflects the value of Trizec Canada’s net assets other than its approximate 38% interest in Trizec Properties. Brookfield Properties has elected not to offer to holders of Trizec Canada shares an option to receive a portion of their Arrangement consideration in the form of preferred shares of Brookfield Properties.
     The boards of directors of Trizec Properties and Trizec Canada have separately approved the merger and arrangement agreement and have recommended the approval of the transaction by their respective shareholders. On or about August 15, 2006, Trizec Canada expects to mail to all shareholders a detailed management information circular with respect to the Arrangement. A special meeting of the shareholders of Trizec Canada will be held on September 12, 2006 to seek approval for the Arrangement. Shareholders of Trizec Canada are urged to read the management information circular carefully and in its entirety when it becomes available as it will contain important information about the proposed transaction. The transaction is expected to close in the fourth quarter of 2006.
     Trizec Canada is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC and is a mutual fund corporation under Canadian tax rules. The Company is primarily engaged in the U.S. real estate business through its interest in Trizec Properties. Trizec Properties, a real estate investment trust (REIT), trades on the New York Stock Exchange under the symbol TRZ and is one of North America’s largest owners of commercial office properties. On August 3, 2006, Trizec Properties’ second quarter 2006 results were issued and may be accessed directly on its web site at www.trz.com. For more information, visit Trizec Canada’s web site at www.trizeccanada.com.
     This Press Release contains forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included, without limitation, among these factors are changes in national and local economic conditions, including those economic conditions in Trizec Properties seven core markets; the extent, duration and strength of any economic recovery in the United States; Trizec Properties’ ability to maintain occupancy and to timely lease or re-lease office space; the extent of any bankruptcies and insolvencies of tenants of Trizec Properties; Trizec Properties’ ability to sell its non-core office properties in a timely manner; Trizec Properties’ ability to acquire office properties selectively in its core markets; Trizec Properties’ ability to integrate and realize the full benefits from its acquisitions including its acquisitions of certain office properties and undeveloped land parcels that were formerly owned by Arden Realty, Inc.; Trizec Properties’ ability to maintain REIT qualification and changes to U.S. tax laws that affect REITs; material increases in the amount of special dividends payable by Trizec Properties to affiliates of Trizec Canada on shares of Trizec Properties’ special voting stock as a result of increases in the applicable cross-border withholding tax rates; the issuance of additional TPI common stock pursuant to the conversion of Class F stock occurring as a result of United States Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) tax being incurred; Canadian tax laws that affect treatment of investment in U.S. real estate companies; the competitive environment in which Trizec Properties operates; the cost and availability of debt and equity financing to Trizec Properties; the effect of any impairment charges associated with changes in market conditions; Trizec Properties’ ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes and terrorist acts; future demand for Trizec Canada’s and Trizec Properties’ debt and equity securities; Trizec Canada’s and Trizec Properties’ ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment; market conditions in existence at the time Trizec Properties’ sells assets; the possibility of change in law adverse to Trizec Canada; joint venture and partnership risks; the satisfaction of the conditions to consummate the proposed mergers and arrangement with Brookfield Properties, including the adoption of the merger and arrangement agreement by stockholders of Trizec Properties and the approval of the related arrangement resolution by shareholders of Trizec Canada; the actual terms of certain financings that will be obtained for the mergers and the arrangement; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger and arrangement agreement; the outcome of the legal proceedings that have been or may be instituted against Trizec Properties or Trizec Canada following announcement of the mergers and the arrangement; the failure of the mergers or the arrangement to close for any other reason; the amount of the costs, fees, expenses and charges related to the mergers and the arrangement; and other risks and uncertainties detailed from time to time in Trizec Properties’ filings with the Securities and Exchange Commission. Such factors also include those set forth in more detail in the Risk Factors section in the Trizec Canada Inc. Annual Information Form dated March 16, 2006.

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The following information presents the financial position and results of operations of Trizec Canada prepared in accordance with Canadian generally accepted accounting principles.
Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting whereby Trizec Canada’s share (approximately 38%) of the net assets of Trizec Properties is presented on Trizec Canada’s balance sheet under the caption “Investment in Trizec Properties, Inc.”. In addition, Trizec Canada’s share of the earnings of Trizec Properties (approximately 38%) is presented in Trizec Canada’s income statement as “Share of earnings of Trizec Properties”.
Consolidated Balance Sheets

	June 30	December 31
(US$ millions) (unaudited)	2006	2005

Assets
Current assets
Cash and cash equivalents	$88.7	73.5
Restricted cash	8.7	7.9
Other assets	17.0	17.9

	114.4	99.3
Marketable securities	72.6	83.4
Investment in Trizec Properties, Inc.	793.8	797.7
Investments and other assets	312.7	318.0
Future income taxes	120.3	112.5

	$1,413.8	1,410.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$23.8	24.1

Exchangeable debentures
Carrying amount	896.7	844.4
Deferred amount	(6.0)	46.5

	890.7	890.9

	914.5	915.0
Shareholders’ Equity	499.3	495.9

	$1,413.8	1,410.9

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Consolidated Statements of Income

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
(US$ millions, except per share amounts) (unaudited)	2006	2005	2006	2005

		(Restated)		(Restated)

Share of earnings of Trizec Properties	$(0.6)	9.3	4.3	17.1
Expenses and other income
General and administrative expense	(4.8)	(2.5)	(7.6)	(4.7)
Exchangeable debentures interest expense, net	(1.4)	(1.4)	(6.2)	(6.2)
Interest and other income	9.5	1.2	11.0	2.6
Dilution gains	1.7	2.0	3.4	3.7
Foreign exchange gains, net	8.7	(3.6)	10.2	(3.0)

Income before taxes and discontinued operations	13.1	5.0	15.1	9.5
Income and other corporate taxes	(0.3)	(0.1)	0.8	1.0

Income from continuing operations	12.8	4.9	15.9	10.5
Share of earnings from discontinued operations of Trizec Properties	—	9.8	13.1	13.1

Net income	$12.8	14.7	29.0	23.6

Income per share
Basic and diluted
Continuing operations	$0.21	0.08	0.27	0.18

Discontinued operations	$—	0.17	0.21	0.21

Net income	$0.21	0.25	0.48	0.39

Restatement — Accounting Change
During 2005, the Corporation adopted the provisions of The Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract EIC-159 “Conditional Asset Retirement Obligations” (“EIC-159”) on a retroactive basis with restatement of prior periods. Trizec Properties’ real estate assets meet the criteria for recording an asset retirement obligation, as certain of its real estate assets contain asbestos and its practice is to remediate the asbestos upon the renovation or redevelopment of its properties. The adoption of EIC-159 had the effect of decreasing Trizec Canada’s share of earnings of Trizec Properties and decreasing Trizec Canada’s net income for the three and six months ended June 30, 2005 by $0.1 million and $0.2 million, respectively.

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Trizec Properties prepares its consolidated statements in accordance with United States generally accepted accounting principles. The following presents summary financial information for Trizec Properties prepared in accordance with Canadian GAAP. Under equity accounting, Trizec Canada reports its share of Trizec Properties’ net assets (June 30, 2006 — $793.8 million; December 31, 2005 — $797.7 million) as “Investment in Trizec Properties, Inc.”. Trizec Canada’s share of Trizec Properties’ net income is reported as “Share of earnings of Trizec Properties” for the three and six months ended June 30, 2006 ($(0.6) million and $4.3 million, respectively) (2005 — $9.3 million and $17.1 million, respectively) and “Share of earnings from discontinued operations of Trizec Properties” for the three and six months ended June 30, 2006 ($nil million and $13.1 million, respectively) (2005 — $9.8 million and $13.1 million, respectively) on a basis consistent with Trizec Properties’ reporting.
Trizec Properties, Inc.
Summary Financial Information
(Prepared in accordance with Canadian GAAP)
Balance Sheets

	June 30	December 31
(US$ millions) (unaudited)	2006	2005

Assets
Properties	$5,937.7	4,472.8
Cash and short-term investments	21.9	36.5
Restricted cash	106.6	105.0
Other assets	590.8	454.5

	$6,657.0	5,068.8

Liabilities
Long-term debt	$4,096.6	2,624.0
Other liabilities	475.5	362.6

	4,572.1	2,986.6

Net assets	$2,084.9	2,082.2

Trizec Canada’s share of net assets Investment in Trizec Properties (approximately 38%) (2005 — 38%)	$793.8	797.7

Results of operations

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
(US$ millions) (unaudited)	2006	2005	2006	2005

Rental income	$132.7	111.1	246.8	218.0
Income (loss) from continuing operations	(2.0)	22.7	10.8	40.9
Discontinued operations	0.1	24.9	34.4	33.5
Net income (loss)	(1.9)	47.6	45.2	74.4

Trizec Canada’s share of net income (Note 1)	(0.6)	19.1	17.4	30.2

Note 1.	Trizec Canada’s share of net income includes its share of the net income of Trizec Properties (approximately 38%) (2005 — 38%) and its share of certain other equity transactions of Trizec Properties.

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